MK 2/2?

[redacted]

08025626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52747

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hyde Park Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 N. Franklin Street
(No. and Street)

Tampa, FL 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. McDonald III 813.383.0206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 04 2008
THOMSON FINANCIAL B

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lougheed & Company LLC
(Name – *if individual, state last, first, middle name*)

442 W. Kennedy Blvd, Suite 160 Tampa, FL 33606
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 15 2008
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AS 3/3

OATH OR AFFIRMATION

I, John M. McDonald III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyde Park Capital Advisors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jenny L Pelletier
My Commission DD338302
Expires July 15, 2008

[signature]
Signature

Senior Managing Director
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
HYDE PARK CAPITAL PARTNERS, LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2007

LOUGHEED & COMPANY LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Hyde Park Capital Advisors, LLC as of December 31, 2007 and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyde Park Capital Advisors, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lougheed & Company LLC
Certified Public Accountants

January 25, 2008

442 West Kennedy Boulevard • Suite 160 • Tampa, Florida 33606
813.254.2500 • Fax 813.254.2599

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	71,604
Accounts receivable		1,478
Furniture and equipment, net		19,814
Prepaid expenses and other assets		7,385
	$	100,281

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, trade	$	20,982
Members' equity		79,299
	$	100,281

See accompanying notes to financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Investment banking	$ 2,220,734
Other income	35,000
Interest	1,791
Total revenues	2,257,525
EXPENSES:	
Employee compensation and benefits	1,320,549
Business development expenses	267,950
Office expenses	170,504
Other expenses	97,008
Occupancy expenses	33,681
Advertising expenses	26,290
Professional fees	19,295
Total expenses	1,935,277
Net income	322,248
Members' equity, beginning of year	128,026
Members' contributions	221,680
Members' distributions	(592,656)
Members' equity, end of year	$ 79,298

See accompanying notes to financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	322,248
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		9,892
Bad debt expense		31,559
Increase (decrease) in cash resulting from changes in:		
Accounts receivable	(	8,278)
Other assets		5,475
Accounts payable, trade	(	5,620)
Accrued liabilities	(	1,979)
Net cash flows from operating activities		353,297
Cash flows from investing activities:		
Purchases of furniture and equipment	(	1,744)
Net cash flows from investing activities	(	1,744)
Cash flows from financing activities:		
Members' contributions		221,681
Members' distributions	(	592,656)
Net cash flows from financing activities	(	370,975)
Net change in cash	(	19,422)
Cash, beginning of year		91,026
Cash, end of year	$	71,604

Supplemental cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Hyde Park Capital Advisors, LLC (the "Company") is a Florida Limited Liability Company that is wholly-owned by Hyde Park Capital Partners, LLC (the "Parent"). There are two Members who each have a 50% interest in the Parent. Each member has the same rights, privileges and liabilities.

Operations commenced January 7, 2000. The Company provides investment banking services to middle market, private and public companies throughout the United States. The Company became a member of the National Association of Securities Dealers effective January 1, 2001.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

The Company considers all highly liquid instruments with original maturities of less than three months to be cash equivalents for purposes of the statement of cash flows.

Accounts receivable:

Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible.

Furniture and equipment:

Furniture and equipment are recorded at cost. Depreciation is computed on the declining balance method over the estimated useful lives of the assets ranging from 3 to 7 years.

Revenue recognition:

Investment banking revenues represent financial advisory fees, net of reimbursable expenses earned in connection with merger and acquisition and private placement transactions. Investment banking revenues are recorded under formal arrangements when amounts are earned, which generally occurs at the time the transaction is completed and the related income is reasonably determinable.

Advertising costs:

The Company expenses advertising costs as they are incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes:

The Company is a limited liability company, which is disregarded for income tax purposes. All income or loss is allocated to the Parent. Consequently, no provision for income taxes has been included in these financial statements.

Fair value of financial instruments:

The estimated fair values of cash and cash equivalents, accounts receivable and accounts payable at December 31, 2007 approximate their respective carrying values in light of the current nature of these financial instruments.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses for the periods then ended. These estimates are based on management's knowledge and experience. Actual results could differ from these estimates.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2007:

Computer equipment	$	105,676
Office equipment		18,862
Furniture		3,909
		128,447
Less: accumulated depreciation	(	108,633)
	$	19,814

NOTE 4 – PROFIT SHARING PLAN

The Company sponsors a contributory profit sharing plan for all employees who have completed one year of service. Contributions to the plan are discretionary. During 2007, the Company did not authorize any contributions to the plan.

NOTE 5 – RELATED PARTY TRANSACTIONS

In May 2006, the building which houses the principal executive offices was purchased by a company that is affiliated through common ownership. The affiliated company does not charge the Company rent for use of the facility.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $50,621, which was $44,621 in excess of its required net capital of $6,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1 at December 31, 2007.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2007

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION SCHEDULE I (CONTINUED)
AS OF DECEMBER 31, 2007

Net Capital	
Total members' equity	$ 79,298
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	79,298
Add: Subordinated borrowings allowable in computation of net capital	-
Add: Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	79,298
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable, net	1,478
Prepaid expenses	7,000
Furniture and equipment, net	19,814
Other assets	385
	28,677
Net capital before haircuts on securities positions (tentative net capital)	50,621
Haircuts on securities	-
Net capital	$ 50,621
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable, trade	20,982
Total aggregate indebtedness	$ 20,982

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION SCHEDULE I (CONTINUED)
AS OF DECEMBER 31, 2007

Computation of basic net capital requirement

Minimum net capital required based upon aggregate indebtedness (which is calculated as 6-2/3% of aggregated indebtedness)	$	1,398
Minimum net capital required	$	6,000
Excess net capital	$	44,621
Ratio: aggregate indebtedness to net capital	%	41
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	50,621
Audit adjustments to record additional expenses		-
Net capital per above	$	50,621

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE II
AS OF DECEMBER 31, 2007

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE III
AS OF DECEMBER 31, 2007

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
SCHEDULE IV
AS OF DECEMBER 31, 2007

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

LOUGHEED & COMPANY LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Managing Directors
Hyde Park Capital Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Hyde Park Capital Advisors, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

CPA℠ America Counts on CPAs℠

442 West Kennedy Boulevard • Suite 160 • Tampa, Florida 33606
813.254.2500 • Fax 813.254.2599

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members', management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Loughead & Company LLC
Certified Public Accountants

January 25, 2008

END